FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of May, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

First quarter 2006 results
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE
First quarter 2006 results
Excellent quarter in a further strengthening market
Revenues up 66% and Operating Result of 85 M Euros
2006 targets revised upward
Paris, May 11th 2006
Compagnie Générale de Géophysique (ISIN: 0000120164 – NYSE: GGY) published today its unaudited consolidated results for the first quarter of 2006.
Q1 2006 highlights:
•	First quarter 2006 Group revenues of Euros 322 million (USD 384 million), up 66% in Euros and up 49% in USD compared to the first quarter of 2005.

•	Group operating result of Euros 85 million, a 26% operating margin, compared to Euros 15 million in Q1 2005.

•	Geophysical Services: Revenues of Euros 230 million (USD 274 million), up 95% in Euros and up 76% in USD compared to the first quarter of 2005 and operating income of Euros 62 million, representing a 27% operating margin.

•	Sercel: Revenues of Euros 122 million (USD 145 million), up 51% in Euros and up 36% in USD compared to the first quarter of 2005 and operating income of Euros 29 million representing a 24% operating margin.

•	Group net result of Euros 59 million compared to a net result of Euros 6 million in Q1 2005, before respectively Euros 12 million and Euros 15 million specific charges related to the IFRS specific accounting treatment of the 2004 convertible bond.

•	Group backlog of USD 975 million as of May 1st 2006, a 100% increase year on year.
Comments and Perspectives :
CGG Chairman & CEO, Robert Brunck, commented: “We benefited in this first quarter from a strong operating performance of both Sercel and Services, particularly in marine with an exceptional level of multi-client sales and an optimal utilization rate of our vessels. Given this strong beginning of the year compounded by a continued healthy geophysical market, which should grow by more than 20% in 2006, CGG should be in a position to reach as early as 2006 the financial targets initially set for 2007”.

Consolidated Statement of Earnings

Million Euros
IFRS	Q1 2006	Q1 2005

Operating revenues	322.1	194.4
Gross profit	120.4	42.1
Operating profit (loss)	84.5	15.5
Equity in income (loss) of affiliates	2.7	3.8
Cost of financial debt	(7.0)	(5.4)
Variance on derivative on convertible bonds (CB)	(12.4)	(15.0)
Other financial income (loss)	(1.7)	0.7
Income Taxes	(19.6)	(8.3)
Net income before variance on derivative of CB	58.9	6.3
Variance on derivative of the convertible bonds	(12.4)	(15.0)
Net income	46.5	(8.7)

Net income (loss) per share / diluted in Euros	2.64	(0.75)
Weighted average number of shares outstanding	17,118,524	11,742,580

Revenues:
At Euros 322.1 million (USD 384 million), Group revenues for the first quarter of 2006 were up 66% in Euros and 49% in USD compared to the first quarter of 2005.
Revenues per segment:
Total revenues for Geophysical Services for the first quarter 2006 stood at Euros 229.6 million (USD 273.7 million), up 95% in Euros and 76% in USD compared to the first quarter of 2005.
Land revenues were Euros 33.4 million (USD 39.8 million), up 48% in Euros and 33% in USD compared to the first quarter of 2005.
Offshore revenues were Euros 161.5 million (USD 192.6 million), up 128% in Euros and 105% in USD compared to the first quarter of 2005.
Total revenues for multi-clients stood at Euros 70.9 million (USD 84.6 million). Multi-client after-sales were Euros 60.3 million (USD 71.9 million), 3 times more than in the first quarter 2005.
The net book value of the offshore seismic data library at the end of March 2006 stood at Euros 84.2 million.
Processing and Reservoir revenues were Euros 34.7 million (USD 41.4 million), up 45% in Euros and 30% in USD compared to the first quarter of 2005.
For the first quarter 2006, Sercel total sales were Euros 121.5 million (USD 144.8 million), up 51 % in Euros and 36% in USD, compared to the same period last year. External sales for the third quarter of 2006 were Euros 92.5 million (USD 110.3 million).
Operating Income:
Group operating profit for the first quarter of 2006 was Euros 84.5 million representing a 26.2% operating margin, compared to a Euros 15.5 million operating profit for the first quarter 2005 and a 8% operating margin.
This operating profit does not take into account the Euros 2.7 million contribution from Argas.
The Geophysical Services operating profit for the first quarter of 2006 was Euros 62.0 million representing a 27,0% operating margin compared to a Euros 1.6 million operating profit for the first quarter of 2005.

During this quarter, 12 crews were in operation and the land acquisition strategic business unit has been profitable before the Argas contribution. The positioning of this activity in the Middle East was strengthened with the signature of a regional Joint Venture with our long-term partner in Argas.
In marine acquisition, our vessel utilisation rate was high with limited transit and four of our vessels operating offshore India. The C-Orion was commissioned mid February and is now operating in an eight Sercel Seal streamers configuration. The Geo-Challenger will be operational mid May in a twelve Sercel Sentinel solid streamers configuration.
The demand in multi-clients surveys was exceptionally high, especially in the Gulf of Mexico in preparation for the lease sale, which took place in March.
CGG opened a new dedicated processing center in Mumbai during the quarter, increasing the total number of processing centers worldwide to 30.
Sercel operating profit for the first quarter of 2006 was Euros 29.3 million, representing a 24.2 % operating margin compared to Euros 15.7 million for the first quarter 2005, and a 19.5% operating margin. This first quarter was characterized by a sustained demand for land equipment and by a strong increase in deliveries of marine equipments.
Sercel has reinforced its leading position particularly as the provider of offshore acquisition systems and associated streamers to a large base of clients.
Segment information

Million Euros
IFRS	Q1 2006	Q1 2005

Operating revenues
Services	229.9	117.6
Products	121.5	80.6
Elimination	(29.3)	(3.8)
Total	322.1	194.4
Operating profit (loss)
Services	62.0	1.6
Products	29.3	15.7
Corporate & Elimination	(6.8)	(1.9)
Total	84.5	15.4

Net Result:
The Group net result for the first quarter of 2006 showed a profit of Euros 58.9 million before a Euros 12.4 million specific financial charge for the variance on derivative of the 2004 convertible bonds.
The Group net result stood at Euros 46.5 million compared to Group net loss of Euros 8.7 million for the first quarter 2005.
An option, exercisable on the day of May 12, 2006, to convert the bonds with right to a cash payment, will be submitted to the approval of the general meeting of CGG shareholders to be held today.
Group Net Result

Millions Euros
IFRS	Q1 2006	Q1 2005

Net income before variance on derivative of CB	58.9	6.3
Variance on derivative of the convertible bonds (CB)	(12.4)	(15.0)
Net income (loss)	46.5	(8.7)

Operating Result Before Depreciation and Amortization :
The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.
The ORBDA for the first quarter 2006 was Euros 131.3 million, representing 40.7% of revenues and a 162% increase year on year.
ORBDA

Millions Euros
IFRS	Q1 2006	Q1 2005

ORBDA	131.3	50.1

Summary of cash-flows:
Cash Flows
Million Euros

IFRS	Q1 2006	Q1 2005

Net Cash before change in working capital	116.5	47.9
Net Cash provided by operating activities	82.2	17.8
Total purchases of tangible and intangible assets	(56.1)	(13.7)
Investment in multi-clients surveys	(10.4)	(6.3)

Balance Sheet items :
As of March 31st 2006, net equity stood at Euros 744.1 million and net debt at Euros 269.4 million, representing a 36.2% gearing ratio.
Equity and Net Debt

Million Euros
IFRS	31/03/2006	31/12/2005

Shareholders’ equity	744.1	698.5
Net debt	269.4	297.2
Gearing ratio	36.2%	42.4%

Backlog :
The backlog as of May 1st 2006 stood at USD 975 million, up 100% compared to May 1st 2005.
Contact: Christophe BARNINI           (33) 1 64 47 38 10 / 38 11
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 – Massy Cedex

Date : May 11th 2006	By Senior Executive Vice President
Technology Control & Planning, and
Communication
/Gerard CHAMBOVET/